FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated February 23, 2017

TRANSLATION
Autonomous City of Buenos Aires, February 23, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. enters into an agreement with O&G Developments Ltd. S.A., an affiliate of Shell

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that regard, please be informed that YPF S.A. ("YPF") and O&G Developments Ltd. S.A. ("O&G"), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement (the "Agreement") on the date hereof, through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of USD 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén (please see attached map), of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area.

The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant regulatory approval of the province of Neuquén authorities, the execution of the project will begin, through which O&G would acquire a 50% participating interest in the exploitation concession that covers an area of 204 km2.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

Bajada de Añelo

2.480.000
2.490.000
2.500.000
2.510.000
PAMPA DE LAS YEGUAS II
TOTAL AUSTRAL
SAN ROQUE
TOTAL AUSTRAL
SIERRA CHATA
BANDURRIA NORTE
WINTERSHALL
BANDURRIA CENTRO
PAE
BAJADA DE AÑELO
YPF
AGUADA DE LA ARENA
BANDURRIA SUR
YPF
AGUADA PICHANA
TOTAL AUSTRAL
LA CALERA
PLUSPETROL
LOMA CAMPANA
YPF
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

Esquineros:

Esq	X_Pos	Y_Pos
1	2.497.019,80	5.787.346,56
2	2.497.019,95	5.776.150,25
3	2.507.924,04	5.776.148,58
4	2.507.922,82	5.761.846,92
5	2.501.068,91	5.761.846,72
6	2.501.069,13	5.765.147,11
7	2.504.769,51	5.765.146,32
8	2.504.769,24	5.771.146,77
9	2.503.472,13	5.771.141,57
10	2.503.469,18	5.767.447,02
11	2.501.069,26	5.767.447,10
12	2.501.068,83	5.765.846,82
13	2.495.067,83	5.765.847,83
14	2.495.069,61	5.776.446,11
15	2.493.567,27	5.776.442,55
16	2.493.569,04	5.781.659,38
17	2.490.065,22	5.781.650,24
18	2.490.070,24	5.787.346,76

YPF

CARTOGRAFÍA

REPÚBLICA ARGENTINA
CUENCA NEUQUINA
PROVINCIA DEL NEUQUÉN

BAJADA DE AÑELO

Proyección Gauss Kruger Faja 2
Marco de Referencia Posgar 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 24, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer